

August 19, 2010

Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, North Carolina 28211

>   **Re:**   **Premier Alliance Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed August 5, 2010**
>   **File No. 333-132282**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed August 13, 2010**
>   **File No. 000-50502**

Dear Mr. Elliott:

We have reviewed the above-captioned filings and your response letter dated August 5, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated August 2, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

General

1.   In connection with your response letter and the amendment to your registration statement, you do not appear to have provided the required Tandy representations,

as requested in our letter dated August 2, 2010.   The Tandy language consists of the following paragraphs:

"We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

Accordingly, please submit a company response that produces the representations above. Please be advised that the foregoing language must come from the company and not from an outside firm or legal counsel.

2.   In connection with the filing of the amendment to your registration statement, the company was required to file a marked copy of such amended filing that conforms with the provisions of Rule 310 of Regulation S-T. However, no such marked copy was filed. Please confirm your understanding of this requirement and ensure that any future filings by the company requiring an amendment at the Commission's request will include the requisite marked copy conforming to the requirements of Rule 310 of Regulation S-T.

3.   Please revise your disclosure to ensure that all information contained in your registration statement is updated as of the most recent practicable date. In particular, we note that you have provided beneficial ownership information as of June 29, 2010 and the closing price of your stock as of July 1, 2010. In this regard, please see Items 501(b)(3) and 507 of Regulation S-K.

Selling Stock Holders, page 5

4.   In response to prior comment 2, you identify three selling stockholders as affiliated with broker dealers: Messrs. Sucoff, Anderson and Drescher. Yet elsewhere in your registration statement you identify such individuals as registered brokers, rather than affiliates of broker dealers. Please revise your registration statement to clarify this disclosure. If none of the selling stockholders are affiliates of broker dealers, consider deleting the fourth sentence in the first paragraph of this section, as the statements provided therein do not appear relevant.

Incorporation by Reference, page 9

5.   We note your response to prior comment 4. We further note the filing of a current report on Form 8-K/A by the company on July 8, 2010 which has not been incorporated by reference into this registration statement. Please revise your registration statement to reference the foregoing current report. In preparing your amendment, please update the incorporation by reference section to include any applicable Exchange Act reports filed subsequent to the date of your registration statement (indulging, for example, your quarterly report on Form 10-Q filed on August 13, 2010).

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4T. Controls and Procedures, page 14

6.   We note that your conclusion as to the effectiveness of disclosure controls and procedures appears to have only considered whether "the information required to be disclosed by the Company in the reports that it files with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) of the Exchange Act. Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   In future filings, please either include the completed definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-l5(e) or simply indicate that your disclosure controls and

procedures were effective without providing a partial definition of disclosure controls and procedures.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, or me at (202) 551-3456 with any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (877) 315-1908
        Michael H. Freedman, Esq.
        Law Offices of Michael H. Freedman, PLLC